Exhibit 99.2

2017 Third Quarter Report

Management's Discussion and Analysis

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR

Franco Nevada

The GOLD Investment that WORKS

UNITED STATES OF AMERICA
E PLURIBUS UNUM
1 OZ. FINE SILVER~ONE DOLLAR

UNITED STATES OF AMERICA
.9995
PLATINUM
1 oz.
$100

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 3, 2017 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and nine months ended September 30, 2017 and 2016.  The unaudited condensed consolidated interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

2	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

TABLE OF CONTENTS

4	BUSINESS OVERVIEW AND STRATEGY
5	HIGHLIGHTS
8	GUIDANCE
9	MARKET OVERVIEW
10	SELECTED FINANCIAL INFORMATION
11	REVENUE BY ASSET
12	OVERVIEW OF FINANCIAL PERFORMANCE – Q3/2017 TO Q3/2016
19	OVERVIEW OF FINANCIAL PERFORMANCE – YTD/2017 TO YTD/2016
25	SUMMARY OF QUARTERLY INFORMATION
26	BALANCE SHEET REVIEW
27	LIQUIDITY AND CAPITAL RESOURCES
30	CRITICAL ACCOUNTING ESTIMATES
31	OUTSTANDING SHARE DATA
31	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
32	NON-IFRS FINANCIAL MEASURES
35	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"YTD/2017"	The nine-month period ended September 30, 2017
"YTD/2016"	The nine-month period ended September 30, 2016
"Q3/2017"	The three-month period ended September 30, 2017
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017
"Q4/2016"	The three-month period ended December 31, 2016
"Q3/2016"	The three-month period ended September 30, 2016
"Q2/2016"	The three-month period ended June 30, 2016
"Q1/2016"	The three-month period ended March 31, 2016
"Q4/2015	The three-month period ended December 31, 2015

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"PGM"	Platinum group metals
"C$" or "CAD"	Canadian dollars	"oz"	Ounce
		"oz Au"	Ounce of gold
Interest types		"oz Ag"	Ounce of silver
"NSR"	Net smelter return royalty	"oz Pt"	Ounce of platinum
"GR"	Gross royalty	"oz Pd"	Ounce of palladium
"ORR"	Overriding royalty	"LBMA"	London Bullion Market Association
"GORR"	Gross overriding royalty	"bbl"	Barrel
"FH"	Freehold or lessor royalty	"boe"	Barrels of oil equivalent
"NPI"	Net profits interest	"WTI"	West Texas Intermediate
"NRI"	Net royalty interest
"WI"	Working interest

The Gold Investment that WORKS	Franco-Nevada Corporation	3

BUSINESS OVERVIEW AND STRATEGY

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at November 3, 2017
	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	42	5	63	110
Advanced	33	7	—	40
Exploration	135	37	19	191
TOTAL	210	49	82	341

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering almost ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

4	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Franco-Nevada's Relative Share Price Performance

500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Outperforming both Gold Equities and Gold Itself
(Chart to November 2, 2017)
FNV
(TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

Highlights

Financial Update – Q3/2017

•	GEOs(1): 123,787 GEOs recognized in revenue in Q3/2017, consistent with 123,065 GEOs in Q3/2016;
•	Revenue: $171.5 million in Q3/2017, a decrease of 0.3% from revenue of $172.0 million in Q3/2016;
•	Adjusted EBITDA(2): $134.1 million, or $0.72 per share in Q3/2017, a decrease of 5.7% from $142.2 million or $0.80 per share, in Q3/2016;
•	Margin(2): 78.2% in Q3/2017, compared to 82.7% in Q3/2016;
•	Net income: $60.0 million, or $0.32 per share, for Q3/2017, an increase of 10.3% compared to $54.4 million, or $0.31 per share, in Q3/2016;
•	Adjusted Net Income(2): $55.3 million, or $0.30 per share in Q3/2017, an increase of 3.4% compared to $53.5 million, or $0.30 per share, in Q3/2016;
•	Net cash provided by operating activities: $116.0 million in Q3/2017, a decrease of 4.6% compared to $121.6 million in Q3/2016;
•

Available capital: $1.9 billion available as at September 30, 2017, comprising $631.5 million of working capital, $131.4 million in marketable equity securities, and $1.1 billion available under the Company’s credit facilities. Of this, $119.3 million is expected to be used to fund the Company’s additional stream from the Cobre Panama Project which is expected to close by end of year, with another $109.8 and $24.8 million remaining, to fund the Delaware and the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) U.S. Oil and Gas royalty portfolios, respectively.

(1)GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 12 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2017, respectively.

(2)Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

The Gold Investment that WORKS	Franco-Nevada Corporation	5

Financial Update –YTD/2017

•	GEOs: 377,906 GEOs recognized in revenue in YTD/2017, an increase of 10.3% from 342,473 GEOs in YTD/2016;
•	Revenue: $507.8 million in YTD/2017, an increase of 11.6% from revenue of $454.9 million in YTD/2016;
•	Adjusted EBITDA: $388.1 million, or $2.13 per share, in YTD/2017, an increase of 5.8% from $366.9 million or $2.09 per share, in YTD/2016;
•	Margin: 76.4% in YTD/2017, compared to 80.7% in YTD/2016;
•	Net income: $151.2 million, or $0.83 per share, in YTD/2017, an increase of 19.3% compared to $126.7 million, or $0.72 per share, in YTD/2016;
•	Adjusted Net Income: $146.2 million, or $0.80 per share, in YTD/2017, an increase of 20.3% compared to $121.5 million, or $0.69 per share, in YTD/2016;
•	Net cash provided by operating activities: $362.3 million in YTD/2017, an increase of 3.8% compared to $349.1 million in YTD/2016.

Corporate Development

Additional acquisition and funding of Cobre Panama, Panama

During the quarter, Franco-Nevada announced that it had agreed to terms to purchase an additional precious metals stream from the Cobre Panama project for a purchase price of $178 million, of which one-third will be syndicated to CEF Holdings Limited (“CEF”).  CEF is owned 50% by CK Hutchison Holdings Ltd. and 50% by the Canadian Imperial Bank of Commerce ("CIBC"). CK Hutchison Holdings is the publicly-listed flagship company of the CK Hutchison Group of companies, the Hong Kong based multi-national conglomerate with the combined market capitalization of the Group in excess of US$100 billion. CIBC is a leading North American financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

The purchase price will be paid as a one-time advance payment, of which Franco-Nevada is expected to fund $119.3 million upon closing of the transaction, which is expected to close by the end of the year. No additional pro-rata funding commitments will apply to the additional stream.  The terms of the additional stream, other than ongoing price, will mirror the existing stream on the Cobre Panama project, including initially linking precious metals deliveries to copper in concentrate shipped for approximately the first 25 years of production.  The purchase price payable by the Company will be 20% of the LBMA gold and silver price for each ounce of gold and silver.

Cobre Panama is in the construction phase. During the quarter, the Company funded an additional $72.4 million of its share of construction capital, for a total of $175.0 million in YTD/2017, with respect to its $1.0 billion existing commitment.  As at September 30, 2017, the Company had funded a cumulative total of $637.2 million of its $1 billion maximum commitment.  First Quantum Minerals Ltd. reported that as of the end of Q3/2017, the project is 63% complete and remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019. Estimated total capital expenditures for 2017 are now $1.25 billion, of which Franco-Nevada expects to contribute $240‑$260 million inclusive of the $175.0 million already contributed.

Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% GORR applicable to the Clearwater Formation within the Orion Thermal Project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp. (“Osum”) for cash consideration of C$92.5 million. Osum will use a portion of the proceeds to fund expansions at Orion.

Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

On October 16, 2017, the Company, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase a royalty portfolio in the Delaware Basin constituting the western portion of the Permian Basin for $109.8 million.  The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands. The transaction will have an effective date of October 1, 2017 and is expected to close in February 2018 subject to title due diligence. The Company advanced approximately $11.0 million into escrow subsequent to quarter end in respect to this transaction.

Acquisition of Additional of U.S. Oil & Gas Royalties – STACK, Oklahoma

On June 30, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, entered into an agreement to purchase for $27.6 million, a second package of mineral title in the core of the SCOOP/STACK shale play in Oklahoma from a private company. This transaction complements our existing position acquired in late 2016 in one of the leading shale plays in the U.S. The transaction closed on November 1, 2017.  The Company has the right to royalties on production beginning from June 1, 2017. Revenue from the royalties attributable to the mineral title is expected to grow with further development of the play. As at September 30, 2017, the Company advanced $2.8 million to an escrow account, which is included in royalty, stream and working interests on the statement of financial position as at September 30, 2017. The remaining $24.8 million was funded on November 1, 2017.

Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On March 13, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary,  entered into an agreement to purchase a royalty portfolio in the Midland Basin of West Texas for $110.0 million.   Following completion of title due diligence, the first part of the portfolio was acquired for $89.8 million and closed on May 24, 2017.  The second part of the portfolio closed on August 8, 2017.  The total purchase price is approximately $115.0 million including adjustments for title due diligence and the acquisition of the second part of the portfolio. The Midland Basin forms the eastern half of the broader Permian Basin.

6	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for cash consideration of $0.9 million.

Financing

Share purchase warrant exercises

During the first half of 2017, the Company received proceeds of C$479.1 million, or approximately $356.4 million, from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant.  The warrants expired on June 16, 2017.

Credit facilities

On March 22, 2017, the Company extended the maturity of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022.

On March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details.

Dividend Declaration

Dividends declared and paid of $42.8 million and $124.7 million for the three and nine months ended September 30, 2017, respectively.  Of this total for the three and nine months ended September 30, 2017, $31.8 million and $94.0 million was paid in cash and $11.0 million and $30.7 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”), respectively.

The Gold Investment that WORKS	Franco-Nevada Corporation	7

GUIDANCE

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. 2017 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

With a strong performance in the YTD/2017, Franco-Nevada expects to achieve the higher end of its previously announced GEO and Oil & Gas revenue guidance.

	YTD/2017 Actual	2017 Guidance	2016 Actual
Mineral assets - GEO production(1),(2)	377,906 GEOs	470,000 - 500,000 GEOs	464,383 GEOs
Oil & Gas assets - Revenue(3)	$33.0 million	$35.0 million - $45.0 million	$30.1 million

(1)Of the 470,000 to 500,000 GEOs, Franco-Nevada expects to receive 335,000 to 345,000 GEOs under its various stream agreements. For the nine months ended September 30, 2017, the Company has earned 267,437 GEOs from its stream agreements.

(2)In forecasting GEOs for 2017, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $17.50/oz Ag, $950/oz Pt and $750/oz Pd.

(3)In forecasting revenue from Oil & Gas assets for 2017, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

We expect to fund approximately $240 million to $260 million towards the Cobre Panama precious metals stream in 2017. In Q3/2017, the Company funded $72.4 million and $175.0 million in YTD/2017, for a cumulative total of $637.2 million of its $1 billion maximum commitment.

In addition, the Company estimated depletion and depreciation expense to be $265.0 million to $295.0 million for 2017. For YTD/2017, depletion and depreciation expense totaled $209.2 million.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 90.8% of revenue earned from precious metals in YTD/2017, the Company has the flexibility to consider diversification opportunities outside of the precious metals space and increase its exposure to other commodities.

8	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

MARKET OVERVIEW

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

Gold price performed well in the third quarter of 2017 gaining over 3% in Q3/2017 and just under 11% year-to-date.  Gold price and gold demand was supported by stronger fundamentals including a weaker U.S. dollar, lower real interest rates and overall global geopolitical uncertainty.  Geopolitical tensions between the United States and North Korea combined with continued uncertainty while the current U.S. administration continues to advance its political and economic agenda were key drivers in the gold price rally during the third quarter of 2017.

Gold prices traded between $1,212/oz and $1,346/oz in Q3/2017, ending at $1,283/oz on September 30, 2017 and averaging $1,278/oz for the quarter, compared to $1,257/oz for Q2/2017, and $1,335/oz in Q3/2016. Silver prices traded between $15.22 and $18.21/oz closing the quarter at $16.86, and averaging $16.83/oz in Q3/2017, compared to $17.26/oz in Q2/2017 and $19.62/oz in Q3/2016.

The Company continued to deliver strong results reflecting the performance of our mineral assets.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 5.0% of total revenue in Q3/2017, and 5.4% in YTD/2017.

The Gold Investment that WORKS	Franco-Nevada Corporation	9

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price,	September 30,		September 30,
GEOs, Margin and per share amounts)	2017	2016	2017	2016

Statistical Measures
Average Gold Price	$1,278	$1,335	$1,251	$1,258
GEOs sold(1)	123,787	123,065	377,906	342,473

Statement of Income and Other Comprehensive Income
Revenue	$171.5	$172.0	$507.8	$454.9
Depletion and depreciation	70.5	72.9	209.2	206.6
Cost of sales	33.0	28.0	106.8	80.1
Operating income	63.0	67.5	174.2	155.0
Net income	60.0	54.4	151.2	126.7
Basic earnings per share	$0.32	$0.31	$0.83	$0.72
Diluted earnings per share	$0.32	$0.30	$0.83	$0.72

Dividends declared per share	$0.23	$0.22	$0.68	$0.65
Dividends declared (including DRIP)	$42.8	$39.3	$124.7	$117.1
Weighted average shares outstanding	185.5	178.1	181.9	175.2

Non-IFRS Measures
Adjusted EBITDA(2)	$134.1	$142.2	$388.1	$366.9
Adjusted EBITDA(2) per share	$0.72	$0.80	$2.13	$2.09
Margin(2)	78.2%	82.7%	76.4%	80.7%
Adjusted Net Income(2)	$55.3	$53.5	$146.2	$121.5
Adjusted Net Income(2) per share	$0.30	$0.30	$0.80	$0.69

Statement of Cash Flows
Net cash provided by operating activities	$116.0	$121.6	$362.3	$349.1
Net cash used in investing activities	$(185.6)	$(41.5)	$(384.7)	$(576.5)
Net cash (used in) provided by financing activities	$(29.3)	$(29.4)	$271.7	$352.2

	As at	As at
	September 30,	December 31,
	2017	2016
Statement of Financial Position
Cash and cash equivalents	$533.3	$253.0
Total assets	4,744.8	4,221.6
Deferred income tax liabilities	49.5	37.5
Total shareholders’ equity	4,663.9	4,146.5
Working capital	631.5	323.6
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price tables on pages 12 and 19 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and nine months ended September 30, 2017, respectively.

(2)

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

10	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from 46 mineral assets (not including the Brucejack gold mine which commenced production in July 2017) and 62 Oil and Gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and nine months ended September 30, 2017 and 2016:

		For the three months ended		For the nine months ended
(expressed in millions)		September 30,		September 30,
Property	Interest	2017	2016	2017	2016
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.4	$6.6	$12.4	$19.8
Stillwater	NSR 5%	5.7	4.4	15.4	10.8
Gold Quarry	NSR 7.29%	3.6	3.8	10.6	10.4
Marigold	NSR 1.75-5%, GR 0.5-4%	2.1	2.5	7.6	7.0
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	0.8	2.7	6.7	7.7
Bald Mountain	NSR/GR 0.875-5%	2.1	1.8	4.3	2.6
South Arturo	GR 4-9%	1.6	3.0	9.9	3.1
Other		0.8	0.5	2.3	1.8
Canada
Sudbury	Stream 50%	$7.1	$10.0	$22.4	$24.4
Detour Lake	NSR 2%	3.0	3.1	10.0	9.5
Golden Highway	NSR 2-15%	2.1	3.2	6.3	8.0
Musselwhite	NPI 5%	0.9	1.0	3.0	3.1
Hemlo	NSR 3%, NPI 50%	(0.3)	3.0	3.6	5.5
Kirkland Lake(1)	NSR 1.5-5.5%, NPI 20%	0.9	1.7	3.0	4.2
Timmins West	NSR 2.25%	0.8	0.7	2.7	2.3
Canadian Malartic	GR 1.5%	0.6	0.7	1.6	1.8
Other		—	—	—	0.1
Latin America
Antapaccay	Stream (indexed)	$24.8	$29.4	$65.2	$65.3
Antamina	Stream 22.5%	16.4	26.5	46.6	62.8
Candelaria	Stream 68%	31.9	22.5	87.1	64.8
Guadalupe-Palmarejo(2)	Stream 50%	12.1	5.8	48.0	36.3
Other		0.6	0.8	1.7	2.4
Rest of World
MWS	Stream 25%	$9.4	$7.1	$26.6	$21.6
Sabodala	Stream 6%, Fixed to 2019	7.2	7.5	23.4	21.4
Subika	NSR 2%	1.5	1.3	4.9	3.4
Tasiast	NSR 2%	1.8	0.6	4.8	2.8
Karma	Stream 4.875%, Fixed to 80,625 oz	5.8	6.7	17.4	11.4
Duketon	NSR 2%	1.8	2.2	5.1	5.4
Edikan	NSR 1.5%	1.0	0.9	2.7	2.5
Other		1.8	1.7	5.3	6.7
		$152.3	$161.7	$460.6	$428.9

Other Minerals		$6.7	$2.0	$14.2	$6.3

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$8.6	$6.7	$23.4	$15.7
Midale	ORR 1.14%, WI 1.59%	0.4	0.3	1.2	1.0
Edson	ORR 15%	0.4	0.3	1.5	0.8
STACK	Various Royalty Rates	0.7	—	2.0	—
Midland Basin	Various Royalty Rates	0.8	—	1.5	—
Orion	GORR 4%	0.3	—	0.3	—
Other		1.3	1.0	3.1	2.2
		$12.5	$8.3	$33.0	$19.7

Revenue		$171.5	$172.0	$507.8	$454.9
(1)	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s buy-back of 1% of the NSR.
(2)	In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe agreement commenced in Q3/2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	11

Overview of Financial Performance – Q3/2017 to Q3/2016

The prices of precious metals, oil and gas and the actual production from mineral and Oil and Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q3/2017	Q2/2017	Q3/2016	(Q3/17-Q2/17)	(Q3/17-Q3/16)
Gold(1)	($/oz)	$1,278	$1,257	$1,335	1.7%	(4.3)%
Silver(2)	($/oz)	16.83	17.26	19.62	(2.5)%	(14.2)%
Platinum(3)	($/oz)	953	940	1,084	1.4%	(12.1)%
Palladium(3)	($/oz)	901	819	676	10.1%	33.2%

Edmonton Light	(C$/bbl)	57.28	61.71	54.41	(7.2)%	5.3%
Quality Differential	(C$/bbl)	(4.23)	(5.70)	(3.80)	(25.8)%	11.3%
Realized oil price	(C$/bbl)	53.05	56.01	50.61	(5.3)%	4.8%

CAD/USD exchange rate(4)		0.8000	0.7437	0.7663	7.6%	4.4%
(1)	Based on LBMA Gold Price PM Fix.
(2)	Based on LBMA Silver Price.
(3)	Based on London PM Fix.
(4)	Based on Bank of Canada noon and daily average rates.

Revenue and Gold Equivalent Ounces

Revenue for Q3/2017 was $171.5 million in line with $172.0 million for Q3/2016.  GEOs sold in Q3/2017 were 123,787 compared to 123,065 in Q3/2016. Of this $171.5 million in revenue, precious metals revenue comprised 88.8% in Q3/2017, compared to 94.0% in Q3/2016, while revenue from the Americas was 81.5% in Q3/2017, compared to 83.4% in Q3/2016. The proportion of revenue earned from precious metals assets decreased year-over-year as a result of higher Oil and Gas revenues which benefitted from higher prices and production levels, as well as the recent additions of the STACK, Midland and Orion royalties within the last year.

12	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended September 30, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	89,240	85,127	4,113	$114.4	$113.4	$1.0
Silver	20,698	27,337	(6,639)	26.8	36.2	(9.4)
PGM	8,518	9,098	(580)	11.1	12.1	(1.0)
Precious Metals - Total	118,456	121,562	(3,106)	152.3	161.7	(9.4)
Other Minerals	5,331	1,503	3,828	6.7	2.0	4.7
Oil & Gas	-	-	-	12.5	8.3	4.2
	123,787	123,065	722	$171.5	$172.0	$(0.5)
Geography
United States	16,652	19,012	(2,360)	$22.8	$25.5	$(2.7)
Canada	15,643	18,654	(3,011)	31.2	32.9	(1.7)
Latin America	66,740	63,921	2,819	85.8	85.0	0.8
Rest of World	24,752	21,478	3,274	31.7	28.6	3.1
	123,787	123,065	722	$171.5	$172.0	$(0.5)
Type
Revenue-based	26,339	23,522	2,817	$37.3	$32.9	$4.4
Streams	89,053	87,422	1,631	114.7	116.3	(1.6)
Profit-based	2,178	6,555	(4,377)	8.6	12.8	(4.2)
Other	6,217	5,566	651	10.9	10.0	0.9
	123,787	123,065	722	$171.5	$172.0	$(0.5)
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 12 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
United States	16,549	18,920	(2,371)	$21.1	$25.3	$(4.2)
Canada	11,586	17,749	(6,163)	15.1	23.5	(8.4)
Latin America	66,740	63,921	2,819	85.8	85.0	0.8
Rest of World	23,581	20,972	2,609	30.3	27.9	2.4
Precious Metals - Total	118,456	121,562	(3,106)	$152.3	$161.7	$(9.4)
Other Minerals	5,331	1,503	3,828	6.7	2.0	4.7
Oil & Gas	-	-	-	12.5	8.3	4.2
	123,787	123,065	722	$171.5	$172.0	$(0.5)
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 12 of this MD&A for indicative prices which may be used in the calculations of GEOs.

The Gold Investment that WORKS	Franco-Nevada Corporation	13

Precious Metals

Revenue from precious metals assets was $152.3 million in Q3/2017 compared to $161.7 million in Q3/2016, reflecting 118,456 GEOs sold from precious metals assets in Q3/2017, down 2.6% from 121,562 GEOs in Q3/2016.

GEOs and revenue increases during the quarter were attributable to the following assets:

•	Guadalupe - The Guadalupe stream delivered 9,400 GEOs in Q3/2017, compared to 4,326 GEOs under the Palmarejo agreement in Q3/2016, representing a year-over-year increase of 117%.
•	Candelaria - The Company sold 24,961 GEOs from its Candelaria stream, compared to 16,807 in Q3/2016, an increase of 37% year-over-year which was largely expected based on the life of mine plan.

The above increases in GEOs were offset by decreases in GEO deliveries compared to Q3/2016 from the following assets:

•

Antamina – The Company sold 12,575 GEOs from its Antamina stream, compared to 19,975 in Q3/2016, a decrease of 37%. The decrease in GEOs sold was largely expected as 2016 was an exceptionally strong year of silver production for Antamina.

•

Antapaccay - The Company sold 19,370 GEOs under its Antapaccay agreement in Q3/2017, compared to 22,186 GEOs in Q3/2016, in line with the 2017 life of mine plan. Under the streaming agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped.

•	Hemlo - Hemlo generated payments of 1,129 GEOs in Q3/2017 offset by a Q2/2017 over-accrual of 1,454 GEOs, compared to 2,310 GEOs in Q3/2016, primarily from the Company’s NPI interest on the property.

During Q3/2017, 1,493,800 ounces of silver were received from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests and 1,563,751 ounces were sold in the quarter. Ounces of silver sold converted to 20,698 GEOs.

14	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Other Minerals

Other Minerals generated 5,331 GEOs and $6.7 million in revenue in Q3/2017, compared to 1,503 GEOs and $2.0 million in revenue in Q3/2016.

Oil & Gas

Oil & Gas assets generated revenue of $12.5 million for the quarter (96% oil and 4% gas), compared to $8.3 million for Q3/2016 (98% oil and 2% gas). Q3/2017 benefitted from an increase in production of 15.3%, coupled with higher oil prices.

Revenue from the Weyburn Unit for the quarter increased to $8.6 million (Q3/2016 - $6.7 million) with $5.7 million earned from the NRI (Q3/2016 - $4.0 million), $2.4 million earned from the WI  (Q3/2016 - $2.2 million) and $0.5 million earned from the ORRs  (Q3/2016 - $0.5 million).  The Weyburn NRI benefitted from higher average realized prices, higher production levels and lower capital costs. Although capital expenses were 71% lower in Q3/2017 than in Q3/2016, operating expenses were 6% higher in Q3/2017 compared to Q3/2016. The actual realized price from the NRI was 6% higher in Q3/2017, at C$52.35/boe, compared to C$49.56/boe for Q3/2016.

Oil & Gas revenue also included $1.8  million from the STACK, Midland and Orion acquisitions.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2017	2016	Variance
Costs of sales	$33.0	$28.0	$5.0
Depletion and depreciation	70.5	72.9	(2.4)
Corporate administration	4.3	3.8	0.5
Business development	0.9	0.5	0.4
(Gain) on sale of gold bullion	(0.2)	(0.7)	0.5
	$108.5	$104.5	$4.0

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$30.8	$24.0	$6.8
Cost of prepaid ounces	0.6	1.8	(1.2)
Mineral production taxes	0.5	1.0	(0.5)
Oil & Gas operating costs	1.1	1.2	(0.1)
	$33.0	$28.0	$5.0

The increase in costs of sales of $5.0 million reflects the increase in stream ounces sold of 89,053 GEOs in Q3/2017 compared to 87,422 GEOs in Q3/2016. Cost of stream sales in Q3/2017 also increased due to the higher per ounce cost under the Guadalupe agreement of $800 per ounce of gold received, compared to the inflation-adjusted cost of $400 per ounce of gold under the prior Palmarejo agreement. The ongoing stream costs per ounce are either a fixed amount per ounce delivered (typically adjusted for inflation each year) or an amount based on a percentage of the spot price of gold or silver.

The Gold Investment that WORKS	Franco-Nevada Corporation	15

Depletion and Depreciation

Depletion and depreciation totaled $70.5 million in Q3/2017 compared to $72.9 million in Q3/2016. Depletion from lower royalty payments and stream deliveries primarily from Antapaccay, Antamina and Sudbury were offset by higher depletion expense for the Candelaria, Oil and Gas and MWS assets. Depletion expense also benefitted from lower depletion on the Palmarejo agreement which ended in July 2016.

16	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$1.2	$1.1	$0.1
Professional fees	0.2	0.2	—
Office costs	0.2	0.2	—
Board of Directors' cost	0.9	0.1	0.8
Share-based compensation	0.9	1.3	(0.4)
Other	0.9	0.9	—
	$4.3	$3.8	$0.5

Corporate administration expenses, representing 2.5% of revenue for Q3/2017, remained relatively consistent with expenses incurred in Q3/2016. Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company.

Business Development Expenses

Business development expenses totaled $0.9 million for the quarter compared to a $0.5 million in Q3/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.2 million in Q3/2017, compared to a gain of $0.7 million in Q3/2016. Gold bullion is physical ounces of gold which the Company receives as settlement from certain of its royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2017	2016	Variance
Foreign exchange (loss)	$(2.0)	$(0.2)	$(1.8)
Other income	1.1	—	1.1
	$(0.9)	$(0.2)	$(0.7)

Foreign exchange loss and other income/expenses comprised of a foreign exchange loss of $2.0 million (2016 - $0.2 million) and other income of $1.1 million (2016 - $Nil).  The foreign exchange loss for the quarter reflects a weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$1.6	$0.5	$1.1
Finance Expenses
Standby Charges	$0.6	$0.6	$—
Amortization	0.2	0.1	0.1
	$0.8	$0.7	$0.1

Finance income was $1.6 million for the quarter (Q3/2016 - $0.5 million), while finance expenses were $0.8 million (Q3/2016 - $0.7 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. loan during Q3/2017. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities. In Q3/2017, the Company incurred no interest expense as it had not drawn on its credit facilities.

The Gold Investment that WORKS	Franco-Nevada Corporation	17

Income Taxes

Income tax expense for the quarter totaled $2.9 million (Q3/2016 –$12.9 million), comprised of a current income tax recovery of $1.3 million (Q3/2016 – current income tax expense $12.6 million) and a deferred income tax expense of $4.2 million (Q3/2016 – $0.3 million). The decrease in income tax expense year-over-year was due to tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized.

Net Income

Net income for Q3/2017 was $60.0 million, or $0.32 per share, compared to $54.4 million, or $0.31 per share, for the same period in 2016. Adjusted Net Income was $55.3 million, or $0.30 per share, compared to $53.5 million, or $0.30 per share, earned in Q3/2016. The increase in Net Income and Adjusted Net Income was driven by lower income tax and depletion expense.

18	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Overview of Financial Performance – YTD/2017 to YTD/2016

The prices of precious metals, oil and gas and the actual production from mineral and Oil and Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		YTD/2017	YTD/2016	Variance %
Gold(1)	($/oz)	$1,251	$1,258	(0.5)%
Silver(2)	($/oz)	17.17	17.20	(0.2)%
Platinum(3)	($/oz)	958	1,001	(4.3)%
Palladium(3)	($/oz)	829	590	40.6%

Edmonton Light	C$/bbl	61.27	50.22	22.0%
Quality Differential	C$/bbl	(5.87)	(6.93)	(15.3)%
Realized oil price	C$/bbl	55.40	43.29	28.0%

CAD/USD exchange rate(4)		0.7685	0.7574	1.5%
(1)	Based on LBMA Gold Price PM Fix.
(2)	Based on LBMA Silver Price.
(3)	Based on London PM Fix.
(4)	Based on Bank of Canada noon and daily average rates.

Revenue and Gold Equivalent Ounces

Revenue in YTD/2017 was $507.8 million compared with $454.9 million for the same period in 2016, an increase of 11.6%. The increase year‑over-year was due to a 10.3% increase of GEOs sold of 377,906 GEOs in YTD/2017 from 342,473 GEOs sold in YTD/2016. Of this $507.8 million in revenue, precious metals revenue comprised 90.7%, compared to 94.3% in YTD/2016, while revenue from the Americas was 81.6%, compared to 83.0% in YTD/2016. The proportion of revenue earned from precious metals assets decreased year-over-year as a result of higher Oil and Gas revenues which benefitted from higher prices, higher production levels, and lower capital expenditures, as well as the addition of the STACK, Midland and Orion royalties.

The Gold Investment that WORKS	Franco-Nevada Corporation	19

The following table outlines GEOs and revenue attributable to Franco-Nevada for the nine months ended September 30, 2017 and 2016 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2017	2016	Variance	2017	2016	Variance
Commodity
Precious Metals
Gold	282,486	247,604	34,882	$353.8	$313.2	$40.6
Silver	58,583	68,487	(9,904)	74.0	86.6	(12.6)
PGM	25,543	21,347	4,196	32.8	29.1	3.7
Precious Metals - Total	366,612	337,438	29,174	460.6	428.9	31.7
Other Minerals	11,294	5,035	6,259	14.2	6.3	7.9
Oil & Gas	-	-	-	33.0	19.7	13.3
	377,906	342,473	35,433	$507.8	$454.9	$52.9
Geography
United States	55,749	50,103	5,646	$73.2	$63.6	$9.6
Canada	49,632	47,836	1,796	92.5	82.2	10.3
Latin America	197,717	183,329	14,388	248.6	231.7	16.9
Rest of World	74,808	61,205	13,603	93.5	77.4	16.1
	377,906	342,473	35,433	$507.8	$454.9	$52.9
Type
Revenue-based	77,891	70,685	7,206	$106.7	$92.5	$14.2
Streams	267,437	243,896	23,541	336.7	310.9	25.8
Profit-based	10,131	15,446	(5,315)	27.6	29.0	(1.4)
Other	22,447	12,446	10,001	36.8	22.5	14.3
	377,906	342,473	35,433	$507.8	$454.9	$52.9
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 19 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2017	2016	Variance	2017	2016	Variance
Geography for Precious Metals
Precious Metals
United States	55,428	49,794	5,634	$69.2	$63.1	$6.1
Canada	41,335	44,919	(3,584)	52.6	59.0	(6.4)
Latin America	197,717	183,329	14,388	248.6	231.7	16.9
Rest of World	72,132	59,396	12,736	90.2	75.1	15.1
Precious Metals - Total	366,612	337,438	29,174	$460.6	$428.9	$31.7
Other Minerals	11,294	5,035	6,259	14.2	6.3	7.9
Oil & Gas	-	-	-	33.0	19.7	13.3
	377,906	342,473	35,433	$507.8	$454.9	$52.9
(1)

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 19 of this MD&A for indicative prices which may be used in the calculations of GEOs.

20	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Precious Metals

Revenue from precious metals assets was $460.6 million in YTD/2017 compared to $428.9 million in YTD/2016, reflecting a 8.6% increase in GEOs from precious metals assets, from 337,438 GEOs in YTD/2016 to 366,612 in YTD/2017.

GEOs and revenue increases during the period were attributable to the following assets:

•

Candelaria - The Company sold 69,425 GEOs from its Candelaria stream in YTD/2017, compared to 51,680 in YTD/2016. The increase year-over-year was largely due to additional gold and silver ounces delivered as expected per the life of mine plan as well as the sale of 2,032 GEOs which had been delivered in Q4/2016.

•

Guadalupe - The Guadalupe stream delivered 38,383 GEOs in YTD/2017, compared to 29,328 GEOs under the Palmarejo agreement in YTD/2016, due to higher production year-over-year and a reduction of inventory that had built up from the prior year.

•	South Arturo - The South Arturo mine generated payments of 7,986 GEOs in YTD/2017, compared to 2,352 GEOs in YTD/2016. The South Arturo mine poured its first gold pour in August 2016.
•

Karma - The Company sold 13,906 GEOs in YTD/2017 in relation to its Karma stream, compared to 8,750 GEOs received and sold in YTD/2016. Deliveries from Karma, which are fixed in the initial years of the stream at a rate of 1,250 ounces per month, commenced in March 2016. Additionally, starting in Q2/2017, deliveries include an additional 703 ounces per quarter. The year-over-year increase is also partly due to the sale of 1,250 ounces received in Q4/2016 which were sold in early 2017.

•

Stillwater - Stillwater generated payments of 12,336 GEOs in YTD/2017, compared to 8,536 GEOs in YTD/2016, as a result of higher platinum and palladium production, and higher palladium prices in YTD/2017.

The above increases in GEOs were partially offset by decreases in GEO deliveries compared to YTD/2016 from the following assets:

•	Antamina – Sales from the Antamina stream decreased by 12,868 GEOs year-over-year, as 2016 was an exceptionally strong year of silver production for Antamina.
•	Goldstrike – Payments from both the NSR and NPI royalties were lower in YTD/2017 compared to YTD/2016, resulting in 5,718 fewer GEOs.

During the nine months ended September 31, 2017, 4,328,542 ounces of silver were received from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests and 4,298,012 ounces were sold during the period. Ounces of silver sold converted to 58,583 GEOs.

Other Minerals

Other Minerals generated 11,294 GEOs and $14.2 million in revenue in YTD/2017, compared to 5,035 GEOs and $6.3 million in revenue in YTD/2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	21

Oil & Gas

Oil & Gas assets generated revenue of $33.0 million in YTD/2017 (95% oil and 5% gas), compared to $19.7 million in YTD/2016 (98% oil and 2% gas). Production for YTD/2017 was 11.7% higher than in the same period in 2016.

Revenue from the Weyburn Unit in YTD/2017 increased to $23.4 million (YTD/2016 - $15.7 million) with $14.9 million earned from the NRI (YTD/2016 - $9.3 million), $7.1 million earned from the WI  (YTD/2016 - $5.4 million) and $1.4 million earned from the ORRs  (YTD/2016 - $1.0 million). Revenue from the Weyburn NRI was higher due to the higher average realized prices, lower capital costs and higher production levels. Although operating expenses were 11% higher than in YTD/2016, capital expenses were 28% lower in YTD/2017 compared to YTD/2016. The actual realized price from the NRI was 27% higher in YTD/2017, at C$55.89/boe compared to C$43.96/boe in YTD/2016.

Oil & Gas revenue in YTD/2017 also included $2.1 million from the STACK acquisition, $1.5 million from the Midland acquisition and $0.3 million from the Orion acquisition.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2017	2016	Variance
Costs of sales	$106.8	$80.1	$26.7
Depletion and depreciation	209.2	206.6	2.6
Corporate administration	15.4	14.9	0.5
Business development	2.5	1.1	1.4
(Gain) on sale of gold bullion	(0.3)	(2.8)	2.5
	$333.6	$299.9	$33.7

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2017	2016	Variance
Cost of stream sales	$96.9	$70.2	$26.7
Cost of prepaid ounces	4.7	5.3	(0.6)
Mineral production taxes	1.8	2.3	(0.5)
Oil & Gas operating costs	3.4	2.3	1.1
	$106.8	$80.1	$26.7

The increase in costs of sales of $26.7 million is largely due to the increase in stream ounces sold of 267,437 GEOs in YTD/2017 compared to 243,896 GEOs in YTD/2016.  Cost of stream sales in YTD/2017 also reflects the higher per ounce cost under the Guadalupe agreement of $800 per ounce of gold received, compared to the inflation-adjusted cost of $400 per ounce of gold under the prior Palmarejo agreement. The ongoing stream costs per ounce are either a fixed amount per ounce delivered (typically adjusted for inflation each year) or an amount based on a percentage of the spot price of gold or silver.

22	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Depletion and Depreciation

Depletion and depreciation totaled $209.2 million in YTD/2017 compared to $206.6 million in YTD/2016. The majority of the increase of $2.6 million is due to higher royalty payments and stream deliveries from Candelaria, Guadalupe, South Arturo, and Karma, partly offset by Antamina and Antapaccay. Depletion expense also benefitted from lower depletion on the Palmarejo agreement which ended in July 2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	23

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2017	2016	Variance
Salaries and benefits	$3.4	$3.9	$(0.5)
Professional fees	1.0	1.0	—
Office costs	0.6	0.6	—
Board of Directors' cost	2.5	2.3	0.2
Share-based compensation	4.0	3.7	0.3
Other	3.9	3.4	0.5
	$15.4	$14.9	$0.5

Total corporate administration expenses, representing 3.0% of revenue in YTD/2017, remained relatively consistent with expenses incurred in YTD/2016. Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company.

Business Development Expenses

Business development expenses in YTD/2017 totaled $2.5 million compared to $1.1 million in YTD/2016. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.3 million in YTD/2017, compared to a gain of $2.8 million in YTD/2016. The lower gain on sale in Q3/2017 was due to fewer gold bullion ounces being sold in 2017.  Gold bullion is physical ounces of gold which the Company receives as settlement from certain of its royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2017	2016	Variance
Foreign exchange (loss)	$(1.3)	$(0.3)	$(1.0)
Other income	1.5	—	1.5
	$0.2	$(0.3)	$0.5

Foreign exchange loss and other income/expenses comprised of a foreign exchange loss of $1.3 million in YTD/2017 (2016 - $0.3 million) and other income of $1.5 million (2016 - $Nil). The foreign exchange loss reflects a weakening of the U.S. dollar relative to the Canadian dollar in YTD/2017. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income also includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2017	2016	Variance
Finance Income
Interest	$3.6	$2.3	$1.3
Finance Fees	—	0.3	(0.3)
	$3.6	$2.6	$1.0
Finance Expenses
Standby Charges	$2.0	$1.6	$0.4
Interest	—	0.8	(0.8)
Amortization	0.4	0.4	—
	$2.4	$2.8	$(0.4)

Finance income was $3.6 million in YTD/2017  (YTD/2016 - $2.6 million) while finance expenses were $2.4 million (YTD/2016 - $2.8 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $1.0 million accrued on the Noront Resources Ltd. loan during YTD/2017. Finance expenses

24	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

consist of the costs of standby charges, which represent the costs of maintaining our credit facilities and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities. In YTD/2017, the Company incurred no interest expense as it had not drawn on its credit facilities.

Income Taxes

Income tax expense in YTD/2017 totaled $24.4 million (YTD/2016 – $32.3 million), comprised of a current income tax expense of $14.2 million (YTD/2016 - $29.7 million) and a deferred income tax expense of $10.2 million (YTD/2016 –$2.6 million). The decrease in income tax expense year-over-year was due to tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized.

Net Income

Net income in YTD/2017 was $151.2 million, or $0.83 per share, compared to $126.7 million, or $0.72 per share, for the same period in 2016. Adjusted Net Income was $146.2 million, or $0.80 per share, compared to $121.5 million, or $0.69 per share, earned in YTD/2016. The increase in Net Income and Adjusted Net Income was driven primarily by higher revenue due to strong performance from the Company’s portfolio, namely with respect to the Candelaria, Guadalupe, Weyburn and South Arturo assets.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Margin, GEOs,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average Gold Price and per share amounts)	2017	2017	2017	2016	2016	2016	2016	2015
Revenue	$171.5	$163.6	$172.7	$155.3	$172.0	$150.9	$132.0	$121.3
Costs and expenses(2)	108.5	107.6	117.5	154.9	104.5	100.3	95.0	157.6
Operating income (loss)	63.0	56.0	55.2	0.4	67.5	50.6	37.0	(36.3)
Other income (expenses)	(0.1)	0.7	0.8	8.5	(0.2)	3.0	1.1	—
Income tax expense (recovery)	2.9	11.1	10.4	13.4	12.9	11.3	8.1	(4.9)
Net income (loss)	60.0	45.6	45.6	(4.5)	54.4	42.3	30.0	(31.4)
Basic earnings (loss) per share	$0.32	$0.25	$0.26	$(0.03)	$0.31	$0.24	$0.18	$(0.20)
Diluted earnings (loss) per share	$0.32	$0.25	$0.25	$(0.03)	$0.30	$0.24	$0.18	$(0.20)
Net cash provided by operating activities	$116.0	$126.5	$119.8	$121.9	$121.6	$103.5	$124.0	$84.9
Net cash used in investing activities	(185.6)	(137.2)	(61.9)	(113.3)	(41.5)	(28.1)	(506.9)	(987.7)
Net cash provided by (used in) financing activities	(29.3)	332.0	(31.0)	(30.5)	(29.4)	(23.8)	405.4	445.2
Average Gold Price(3)	$1,278	$1,257	$1,219	$1,218	$1,335	$1,259	$1,181	$1,104
GEOs sold(4)	123,787	122,541	131,578	121,910	123,065	112,787	106,621	106,312
Adjusted EBITDA(5)	$134.1	$125.5	$128.5	$122.2	$142.2	$120.5	$104.4	$94.2
Adjusted EBITDA(5) per share	$0.72	$0.69	$0.72	$0.69	$0.80	$0.68	$0.63	$0.60
Margin(5)	78.2%	76.7%	74.4%	78.7%	82.7%	79.9%	79.1%	77.7%
Adjusted Net Income(5)	$55.3	$46.1	$44.8	$42.9	$53.5	$40.0	$28.0	$23.7
Adjusted Net Income(5) per share	$0.30	$0.25	$0.25	$0.24	$0.30	$0.22	$0.17	$0.15
(1)	Sum of the quarters may not add up to yearly total due to rounding.
(2)	Includes impairment charges on royalty, stream and working interests.
(3)	Based on LBMA Gold Price PM Fix.
(4)

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 12 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2017, respectively.

(5)

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

The Gold Investment that WORKS	Franco-Nevada Corporation	25

BALANCE SHEET REVIEW

Summary Balance Sheet and Key Financial Metrics
(expressed in millions, except debt to equity ratio)	At September 30, 2017	At December 31, 2016
Cash and cash equivalents	$533.3	$253.0

Current assets	662.9	361.2
Non-current assets	4,081.9	3,860.4
Total assets	$4,744.8	$4,221.6

Current liabilities	31.4	37.6
Non-current liabilities	49.5	37.5
Total liabilities	$80.9	$75.1

Total shareholders’ equity	$4,663.9	$4,146.5

Total common shares outstanding	185.7	178.5
Key Financial Ratios
Working Capital	$631.5	$323.6
Debt to equity	—	—

Assets

Total assets were $4,744.8 million at September 30, 2017 compared to $4,221.6 million at December 31, 2016. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $301.7 million in current assets as at September 30, 2017 is due to proceeds of $356.4 million from the exercise of share purchase warrants which expired in June 2017, net cash generated by operating activities, partly offset by the Company’s contributions of $175.0 million towards the Cobre Panama project, as well as the purchase of the Midland Basin and Orion royalties. The increase in non-current assets from these capital expenditures was partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities at September 30, 2017 were $80.9 million including current and deferred income tax liabilities, an increase of $5.8 million compared to December 31, 2016, reflecting an increase deferred income tax liabilities offset by a decrease in current income tax liabilities.

As at September 30, 2017, neither the Company nor FNBC had drawn on their respective credit facility.

Shareholders’ Equity

Shareholders’ equity increased by $517.4 million as at September 30, 2017 compared to December 31, 2016, reflecting proceeds from the exercise of share purchase warrants of $356.4 million,  proceeds from the exercise of stock options of $10.3 million, net income of $151.2 million in YTD/2017,  and partly offset by declared dividends of $124.7 million, of which $30.7 million were settled through the issuance of common shares pursuant to the Company’s DRIP.

26	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Liquidity and Capital Resources

Cash flow generated for the three and nine months ended September 30, 2017 and 2016 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2017	2016	2017	2016
Cash provided by operating activities	$116.0	$121.6	$362.3	$349.1
Cash used in investing activities	(185.6)	(41.5)	(384.7)	(576.5)
Cash (used in) provided by financing activities	(29.3)	(29.4)	271.7	352.2
Effect of exchange rate changes on cash and cash equivalents	17.9	1.1	31.0	3.6
Change in cash and cash equivalents	$(81.0)	$51.8	$280.3	$128.4

Operating Cash Flow

Cash generated by operating activities was $116.0 million and $121.6 million in Q3/2017 and Q3/2016, respectively. For the nine months ended September 30, 2017 and 2016, cash generated by operating activities was $362.3 million and $349.1 million, respectively. The Company benefitted from an increase in GEOs earned in the quarter and an increase in revenue from the Company’s Oil and Gas portfolio.

Investing Activities

Cash used in investing activities was $185.6 million in Q3/2017 compared to $41.5 million in Q3/2016. For the nine months ended September 30, 2017 and 2016, cash used in investing activities was $384.7 million and $576.5 million, respectively. Investing activities in Q3/2017 and YTD/2017 included the funding of the Cobre Panama stream of $72.4 million and $175.0 million, respectively, as well as the purchase of the Midland Basin and Orion royalties. Comparatively, investing activities in YTD/2016 included the acquisition of the Antapaccay stream of $500.0 million, as well as funding of the Cobre Panama project of $77.7 million and proceeds from the sale of equity investments.

At September 30,  2017, the Company has funded a cumulative total of $637.2 million of its total $1.0 billion maximum commitment to the construction of Cobre Panama.

Financing Activities

Net cash provided by financing activities was $29.3 million in Q3/2017 and $271.7 million in YTD/2017et cash provided by financing activities for the nine months ended September 30, 2017 included proceeds of $356.4 million from the exercise of share purchase warrants which had an exercise price of C$75.00 per warrant and expired in June 2017. This inflow was partly offset by payments of cash dividends. Comparatively, net cash used in financing activities in Q3/2016 was $29.4 million, while cash provided by financing activities in YTD/2016 was $352.2 million. Financing activities in YTD/2016 included an equity issuance of 19.2 million shares completed in February 2016 resulting in net proceeds of $883.5 million, partly offset by the repayment of amounts the Company had drawn on its credit facility of $460.0 million.

The Gold Investment that WORKS	Franco-Nevada Corporation	27

Capital Resources

As at September 30, 2017, our cash and cash equivalents totaled $533.3 million (December 31, 2016 - $253.0 million). In addition, we held short-term investment and long-term investments at September 30, 2017 with a combined value of  $12.7 million and  $166.2 million, respectively (December 31, 2016  - $nil and  $147.4 million), of which $131.4 million was held in publicly-traded equity instruments (December 31, 2016 - $114.6 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility (the “Credit Facility”) with a maturity of March 22, 2022. Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. At September 30, 2017, U.S. and Canadian dollar advances would bear interest at a rate of 4.95% and 3.50%, respectively. Funds can also be drawn using LIBOR 30-day rates plus 1.20% per annum.

In addition, on March 20, 2017, the Company’s subsidiary, FNBC, entered into an unsecured revolving credit facility. The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time before each anniversary date, up to two additional one-year extensions of the maturity.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum. At September 30, 2017, advances would bear interest at a rate of 4.60%. Funds can also be drawn as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum. The FNBC Credit Facility is subject to a standby fee of 0.27% per annum.

As at November 3, 2017, the full amount of $1.1 billion is available as neither the Company nor FNBC had drawn on their respective credit facility.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at September 30, 2017, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and Oil and Gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3/2017, the Canadian dollar traded in a range of $0.7703 to $0.8245, closing the quarter at $0.8013, and the Australian dollar traded between $0.7548 and $0.7694, closing the quarter at $0.7839.

Our near-term cash requirements include funding of the acquisitions of the U.S. Oil and Gas royalties in the Delaware Basin, commitments under the Cobre Panama existing stream agreement and the additional transaction on Cobre Panama, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

28	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama	—	% (11)	—	% (12)	0%	$406		$6.09		n/a	45 years		2-Nov-15
Karma	4.875	% (13)	0%		0%	20	% (14)	n/a		n/a	40 years		11-Aug-14
Guadalupe	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (15)	0%		0%	20	% (16)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(17)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(18)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
(1)	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe, and Sabodala.
(2)	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
(3)	Subject to successive extensions.
(4)	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
(5)	Purchase price is 5% of the average silver price at the time of delivery.
(6)

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

(7)

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

(8)	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
(9)	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
(10)	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
(11)

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

(12)

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

(13)	Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875%.
(14)	Purchase price is 20% of the average gold price at the time of delivery.
(15)	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
(16)	Purchase price is 20% of prevailing market price at the time of delivery.
(17)	Agreement is capped at 312,500 ounces of gold.
(18)	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above. At September 30, 2017, the Company has funded a cumulative total of $637.2 million of its $1.0 billion maximum commitment, leaving up to $362.8 million to be funded. Additionally, upon closing of the announced additional Cobre Panama precious metals stream acquisition for which terms have been agreed to, the Company is expected to fund an additional $119.3 million.  No additional pro-rata funding commitments will apply to the additional stream.

The Gold Investment that WORKS	Franco-Nevada Corporation	29

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented as of January 1, 2017.

IAS 12 Income Taxes

IAS 12 Income Taxes provides guidance on the recognition of deferred tax assets. In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company has adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments did not have a material impact on the consolidated financial statements.

IFRS Interpretations Committee on interest and penalties related to income taxes

In September 2017, the IFRS Interpretation Committee (IC) issued an agenda decision on interest and penalties related to income taxes. The agenda decision clarifies that if an entity considers that a particular amount payable or receivable for interest and penalties is an income tax, IAS 12 Income Taxes is applied to that amount. If an entity does not apply IAS 12 to an amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets to that amount. The agenda decision was effective immediately and did not have a material impact on the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the Company expects the following impacts from the adoption of IFRS 9:

"

The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities be will recognized in earnings (loss).

"

The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and has a carrying value of $29.6 million at September 30, 2017.

"

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not available under IFRS 9. However, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company holds one equity investment at cost, with a carrying value of $4.2 million at December 31, 2016.

"	The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the

30	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

process of reviewing its material contracts for each of its material revenue categories and completing its assessment of the impact of IFRS 15 on the consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements for the year ended December 31, 2017.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2016, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 3, 2017, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	185,727,732
Issuable upon exercise of Franco-Nevada options(1)	872,110
Issuable upon vesting of Franco-Nevada RSUs	138,614
Diluted common shares	186,738,456
(1)	There were 872,110 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$75.45 per share.

Franco-Nevada has not issued any preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2017, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

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NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

32	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$60.0	$54.4	$151.2	$126.7
Income tax expense	2.9	12.9	24.4	32.3
Finance expenses	0.8	0.7	2.4	2.8
Finance income	(1.6)	(0.5)	(3.6)	(2.6)
Depletion and depreciation	70.5	72.9	209.2	206.6
Non-cash costs of sales	0.6	1.8	4.7	5.3
(Gain) on investments	—	(0.2)	—	(4.5)
Foreign exchange (gains)/losses and other (income)/expenses	0.9	0.2	(0.2)	0.3
Adjusted EBITDA	$134.1	$142.2	$388.1	$366.9
Basic weighted average shares outstanding	185.5	178.1	181.9	175.2

Basic EPS	$0.32	$0.31	$0.83	$0.72
Income tax expense	0.02	0.07	0.13	0.18
Finance expenses	—	—	0.01	0.02
Finance income	(0.01)	—	(0.02)	(0.01)
Depletion and depreciation	0.38	0.41	1.15	1.18
Non-cash costs of sales	—	0.01	0.03	0.03
(Gain) on investments	—	—	—	(0.03)
Foreign exchange (gains)/losses and other (income)/expenses	0.01	—	—	—
Adjusted EBITDA per share	$0.72	$0.80	$2.13	$2.09

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2017	2016	2017	2016
Net Income	$60.0	$54.4	$151.2	126.7
Income tax expense	2.9	12.9	24.4	32.3
Finance expenses	0.8	0.7	2.4	2.8
Finance income	(1.6)	(0.5)	(3.6)	(2.6)
Depletion and depreciation	70.5	72.9	209.2	206.6
Non-cash costs of sales	0.6	1.8	4.7	5.3
(Gain) on investments	—	(0.2)	—	(4.5)
Foreign exchange (gains)/losses and other (income)/expenses	0.9	0.2	(0.2)	0.3
Adjusted EBITDA	$134.1	$142.2	$388.1	$366.9
Revenue	171.5	172.0	507.8	454.9
Margin	78.2%	82.7%	76.4%	80.7%

The Gold Investment that WORKS	Franco-Nevada Corporation	33

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$60.0	$54.4	$151.2	$126.7
Foreign exchange (gains)/losses and other (income)/expenses	0.9	0.2	(0.2)	0.3
(Gain) on investments	—	(0.2)	—	(4.5)
Tax effect of adjustments	(1.1)	0.3	(1.1)	0.9
Other tax related adjustments:
Valuation allowance	(0.7)	(1.2)	0.1	(1.9)
Utilization of tax attributes subject to the initial recognition exemption	(3.8)	—	(3.8)	—
Adjusted Net Income	$55.3	$53.5	$146.2	$121.5
Basic weighted average shares outstanding	185.5	178.1	181.9	175.2

Basic EPS	$0.32	$0.31	$0.83	$0.72
Foreign exchange (gains)/losses and other (income)/expenses	0.01	—	—	—
(Gain) on investments	—	—	—	(0.03)
Tax effect of adjustments	(0.01)	—	(0.01)	0.01
Other tax related adjustments:
Valuation allowance	—	(0.01)	—	(0.01)
Utilization of tax attributes subject to the initial recognition exemption	(0.02)	—	(0.02)	—
Adjusted Net Income per share	$0.30	$0.30	$0.80	$0.69

34	2017 Third Quarter Management’s Discussion and Analysis	FNV TSX NYSE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the completion of previously announced transactions, including Cobre Panama. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of previously announced transactions, including Cobre Panama; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

The Gold Investment that WORKS	Franco-Nevada Corporation	35